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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1)
of the Securities Exchange Act of 1934

MDI Entertainment, Inc.
(Name of Subject Company (Issuer))

Blue Suede Acquisition Corp.,
a wholly-owned subsidiary of Scientific Games International, Inc.
and
 Scientific Games International, Inc.
a wholly-owned subsidiary of Scientific Games Corporation
(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

552685109
(CUSIP Number of Class of Securities)

Martin E. Schloss, Esq.
Vice President, General Counsel
Scientific Games Corporation
750 Lexington Avenue
New York, New York 10022
(212) 754-2233
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copy to:
 M. Timothy Elder, Esq.
Smith, Gambrell & Russell, LLP
Promenade II, Suite 3100
Atlanta GA 30309-3592
(404) 815-3500

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$18,902,926.40	$1,739.07

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 11,814,329 outstanding shares of common stock of MDI Entertainment, Inc. at a purchase price of $1.60 per share.
**
The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 92/1,000,000 of the transaction value.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:	Form or registration no.:
Filing Party:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☒    third-party tender offer subject to Rule 14d-1.

        ☐    issuer tender offer subject to Rule 13e-4.

        ☐    going-private transaction subject to Rule 13e-3.

        ☐    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by Blue Suede Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Scientific Games International, Inc., a Delaware corporation (the "Parent"), to purchase all the issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), of MDI Entertainment, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.60 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated Tuesday, Novermber 26, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement and is supplemented by the information specifically provided herein.

ITEM 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    Subject Company Information.

        (a)  The subject company and the issuer of the securities subject to the Offer is MDI Entertainment, Inc., a Delaware corporation. Its principal executive office is located at 201 Ann Street, Hartford, Connecticut 06103 and its telephone number is (860) 527-5359.

        (b)  This Statement relates to the Offer by the Purchaser to purchase all issued and outstanding Shares for $1.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

        (c)  The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of the Shares; Dividends on the Shares" in the Offer to Purchase and is incorporated herein by reference.

ITEM 3.    Identity and Background of Filing Person.

        The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.    Terms of the Transaction.

        (a)(1)(i)-(viii), (x)-(xii)    The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedure for Tendering Shares," "Withdrawal Rights," "Certain United States Federal Income Tax Consequences" and "Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

        (a)(1)(ix), (xi)    Not applicable.

        (a)(2)(i)(v), (vii)    The information set forth in the "Introduction" and in the sections of the Offer to Purchase entitled "Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations," "Certain United States Federal Income Tax Consequences," "Background of the

Offer," "Purpose of the Offer; Plans for the Company" and "The Merger Agreement and Other Agreements" is incorporated herein by reference.

        (a)(2)(vi)    Not applicable.

ITEM 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections of the Offer to Purchase entitled "Certain Information Regarding Parent and the Purchaser," "Background of the Offer," "Purpose of the Offer; Plans for the Company" and "The Merger Agreement and Other Agreements" is incorporated herein by reference.

ITEM 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1), (3-7)    The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for the Company" and "The Merger Agreement and Other Agreements" is incorporated herein by reference.

        (c)(2)    None.

ITEM 7.    Source and Amount of Funds or Other Consideration.

        (a), (b)    The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

        (c)  Not applicable.

ITEM 8.    Interest in Securities of the Subject Company.

        The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser," "Background of the Offer" and "The Merger Agreement and Other Agreements" is incorporated herein by reference.

ITEM 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in the "Introduction" and in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser," "Background of the Offer," "Fees and Expenses" and "The Merger Agreement and Other Agreements" is incorporated herein by reference.

ITEM 10.    Financial Statements.

        Not applicable.

ITEM 11.    Additional Information.

        (a)(1)    The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" and "The Merger Agreement and Other Agreements" is incorporated herein by reference.

        (a)(2), (3)    The information set forth in the section of the Offer to Purchase entitled "Certain Conditions of the Offer," "Certain Legal Matters" and "The Merger Agreement and Other Agreements" is incorporated herein by reference.

        (a)(4)    The information set forth in the section of the Offer to Purchase entitled "Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations" and "Certain Legal Matters" is incorporated herein by reference.

        (a)(5)    None.

        (b)    The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.    Exhibits.

(a)(1)(A)	Offer to Purchase.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
(a)(5)(A)	Joint Press Release issued by Scientific Games International, Inc. and MDI Entertainment, Inc. on November 19, 2002, filed under cover of the Schedule TO filed by Scientific Games Corporation on November 19, 2002, and incorporated herein by reference.
(a)(5)(B)	Summary Advertisement as published in The New York Times on November 26, 2002.
(a)(5)(C)	Press Release issued by Scientific Games International, Inc. on November 26, 2002.
(d)(1)	Agreement and Plan of Merger, dated as of November 19, 2002, by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and MDI Entertainment, Inc.
(d)(2)	Stock Purchase Agreement, dated as of November 19, 2002, by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and Steven M. Saferin (incorporated by reference to MDI Entertainment, Inc.'s Current Report on Form 8-K filed November 20, 2002).
(d)(3)	Employment Agreement, dated November 19, 2002, by and between Scientific Games International, Inc. and Steven M. Saferin.
(d)(4)	Non-Compete Agreement, dated as of November 19, 2002, by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and Steven M. Saferin.
(d)(5)	Mutual Confidentiality Agreement, dated February 28, 2002, by and between Scientific Games International, Inc. and MDI Entertainment, Inc.

ITEM 13.    Information Required by Schedule 13e-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCIENTIFIC GAMES CORPORATION
By:	/s/ MARTIN E. SCHLOSS Name: Martin E. Schloss Title: Vice President, General Counsel
SCIENTIFIC GAMES INTERNATIONAL, INC.
By:	/s/ C. GRAY BETHEA, JR. Name: C. Gray Bethea, Jr. Title: Vice President, Secretary and General Counsel
BLUE SUEDE ACQUISITION CORP.
By:	/s/ C. GRAY BETHEA, JR. Name: C. Gray Bethea, Jr. Title: Vice President

Date: November 26, 2002

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
(a)(5)(A)
Joint Press Release issued by Scientific Games International, Inc. and MDI Entertainment, Inc., on November 19, 2002, filed under cover of the Schedule TO filed by Scientific Games Corporation, Inc. on November 19, 2002 and incorporated herein by reference.
(a)(5)(B)	Summary Advertisement as published in The New York Times on November 26, 2002.
(a)(5)(C)	Press Release issued by Scientific Games International, Inc. on November 26, 2002.
(d)(1)	Agreement and Plan of Merger, dated as of November 19, 2002, by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and MDI Entertainment, Inc.
(d)(2)
Stock Purchase Agreement, dated as of November 19, 2002, by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and Steven M. Saferin (incorporated by reference to MDI Entertainment, Inc.'s Current Report on Form 8-K filed November 20, 2002).
(d)(3)	Employment Agreement, dated November 19, 2002, by and between Scientific Games International, Inc. and Steven M. Saferin.
(d)(4)	Non-Compete Agreement dated November 19, 2002, between Scientific Games International, Inc. and Steven M. Saferin.
(d)(5)	Mutual Confidentiality Agreement, dated February 28, 2002, by and between Scientific Games International, Inc. and MDI Entertainment, Inc.

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  ITEM 1. Summary Term Sheet.
  ITEM 2. Subject Company Information.
  ITEM 3. Identity and Background of Filing Person.
  ITEM 4. Terms of the Transaction.
  ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.
  ITEM 6. Purposes of the Transaction and Plans or Proposals.
  ITEM 7. Source and Amount of Funds or Other Consideration.
  ITEM 8. Interest in Securities of the Subject Company.
  ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.
  ITEM 10. Financial Statements.
  ITEM 11. Additional Information.
  ITEM 12. Exhibits.
  ITEM 13. Information Required by Schedule 13e-3.
SIGNATURE
EXHIBIT INDEX